SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2013

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓               Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ___                       No  ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding confirmation of the dividends stated in the 2012 annual results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on March 25, 2013.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

Reference is made to the announcement titled “Annual Results for the Year Ended 31 December 2012” of China Petroleum & Chemical Corporation (the “Company”) dated 22 March 2013 (the “2012 Annual Results Announcement”). Terms used in this announcement shall have the same meaning as those in the 2012 Annual Results Announcement, unless stated otherwise.

As stated in the 2012 Annual Results Announcement:

1.	At page 56 of the English version (page 51 of the Chinese version)

“10.2 Plan of the board of directors for profit appropriation or dividend dispatch

At the 6th meeting of the Fifth Session of the Board of Directors of Sinopec Corp., the Board approved the proposal to declare a final cash dividend of RMB 0.20 per share (tax included) with an interim distributed dividend of RMB 0.10 per share (tax included), the total dividend for the whole year is RMB 0.30 per share (tax included); and based on the total equity on relevant record date, issue 2 bonus shares converted from retained earnings and 1 bonus share converted from capital reserve for every 10 existing shares held by the shareholders on relevant record date.”

2.	At page 81 of the English version (page 79 of the Chinese Version)

“12.5.4 Dividends

.....Pursuant to a resolution passed at the director’s meeting on 22 March 2013, final dividends in respect of the year ended 31 December 2012 were proposed for shareholders’ approval at the Annual General Meeting, including a cash dividend of RMB 0.20 (2011: RMB 0.20) per share totaling RMB 17,933 million (2011: RMB 17,364 million); and a bonus shares dividend in the proportion of 2 for every 10 shares (2011: nil). Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.....”

The Company wishes to confirm that subject to the shareholders’ approval at the forthcoming annual general meeting of the Company, the shareholders of the Company will receive:

(i)	a cash dividend of RMB 0.20 (tax inclusive) per share held by them on the relevant record date;

(ii)	a bonus dividend of two shares converted from the retained earnings for every 10 existing shares held by them on the relevant record date; and

(iii)	in addition to the cash dividend and bonus dividend as stated in (i) and (ii) above, one share transferred from the share premium for every 10 existing shares held by them on the relevant record date.

Investors are reminded to exercise caution when trading in the Company’s shares.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

Beijing, the PRC,
25 March 2013

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: March 26, 2013